EXHIBIT
Notice to the Market

SÃO PAULO, March 5, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR), the publicly traded parent company of Estre Ambiental S.A. (the “Company” and, together with Estre Ambiental, Inc. and its subsidiaries “Estre”), announced today that:
On March 1, 2018, the Brazilian Federal Police, executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including at the premises of the Company’s indirectly majority-owned joint venture, Consórcio Soma – Soluções em Meio Ambiente (“Consorcio Soma”), as well as the Company’s corporate offices.
Based upon a preliminary review of its internal records and analysis of the facts, Estre has identified potential employee misconduct at Consorcio Soma contrary to its Ethics and Compliance Policy in relation to payments on invoices where goods and services were not provided. Based upon the Company’s zero-tolerance Ethics and Compliance Policy, the Company has suspended the General Manager of its Collection and Cleaning segment, who is also the Chief Executive Officer of Consorcio Soma, while the internal evaluation process is ongoing.
Estre’s senior management, in consultation with the independent audit committee of Estre’s board of directors, and with the support of Estre’s majority-independent board of directors and outside legal counsel, is diligently collecting and analyzing relevant facts and evaluating all appropriate steps and actions.
Estre remains fully committed to the highest standards of compliance and ethical behavior and will continue to fully cooperate with the relevant authorities.
About Estre
Estre is one of the leading waste management companies in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. Estre provides collection, transfer, recycling and disposal services to more than 31 million people in seven Brazilian states where approximately 50% of Brazil’s population is concentrated. Estre’s landfill operations, which are currently focused around 13 strategically located landfills, dispose of approximately 6.0 million tons of waste annually. Estre also expects to add five additional landfills to its operations over the next several years. Estre’s waste management infrastructure also includes two landfill gas-to-energy facilities with an installed capacity of approximately 14 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements
This press release may contain forward-looking statements. These statements are not historical facts, and are based on management's current view, estimates and projections of future events and trends that currently affect or might affect our business, results and operations. Statements regarding the implementation of future actions, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the our risk management policies and procedures, including operational risk; and litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including our results of operations, to differ materially from current expectations.
Contacts
Investor Relations
ir@estre.com.br
+55 11 3709-2358
Media Relations
press@estre.com.br
+55 11 3709-2421